SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Pricing of Global Notes

Rio de Janeiro, May 13th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces the pricing of 3, long 5, 10 and 30 year fixed and 3 and long 5 year floating rate Global Notes denominated in U.S Dollars (U.S.$) issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) and unconditionally and irrevocably guaranteed by Petrobras in a SEC-registered offering. Closing is expected to occur on May 20, 2013.

The terms of the 2016 Fixed Rate Notes are as follows:

•                Issue: 2.000% PGF Global Notes due 2016

•                Amount: U.S.$ 1,250,000,000

•                Coupon: 2.000%

•                Interest Payment Dates: May 20 and November 20, each year, commencing on November 20, 2013

•                Yield to Investors: 2.144%

•                Maturity: May 20, 2016

•                Issue price: 99.584%

The terms of the 2016 Floating Rate Notes are as follows:

•                Issue: U.S.$ 1,000,000,000 PGF Floating Rate Global Notes due 2016

•                Amount: U.S.$ 1,000,000,000

•                Coupon: 3-month USD LIBOR + 162 bps

•                Interest Payment Dates: February 20, May 20, August 20 and November 20, each year, commencing on August 20, 2013

•                Maturity: May 20, 2016

The terms of the 2019 Fixed Rate Notes are as follows:

•                Issue: 3.000% PGF Global Notes due 2019

•                Amount: U.S.$ 2,000,000,000

•                Coupon: 3.000%

•                Interest Payment Dates: January 15 and July 15, each year, commencing on January 15, 2014

•                Yield to Investors: 3.125%

•                Maturity: January 15, 2019

•                Issue price: 99.352%

The terms of the 2019 Floating Rate Notes are as follows:

•                Issue: U.S.$ 1,500,000,000 PGF Floating Rate Global Notes due 2019

•                Amount: U.S.$ 1,500,000,000

•                Coupon: 3-month USD LIBOR + 214 bps

•                Interest Payment Dates: January 15, April 15, July 15, and October 15, each year, commencing on July 15, 2013

•                Maturity: January 15, 2019

The terms of the 2023 Fixed Rate Notes are as follows:

•                Issue:4.375% PGF Global Notes due 2023

•                Amount: U.S.$ 3,500,000,000

•                Coupon: 4.375%

•                Interest Payment Dates: May 20 and November 20, each year, commencing on November 20, 2013

•                Yield to Investors: 4.522%

•                Maturity: May 20, 2023

•                Issue price: 98.828%

The terms of the 2043 Fixed Rate Notes are as follows:

•                Issue: 5.625% PGF Global Notes due 2043

•                Amount: U.S.$ 1,750,000,000

•                Coupon: 5.625%

•                Interest Payment Dates: May 20 and November 20, each year, commencing on November 20, 2013

•                Yield to Investors: 5.764%

•                Maturity: May 20, 2043

•                Issue price: 98.027%

The proceeds will be used to fund Petrobras 2013-2017 Business Plan and for general corporate purposes.

BB Securities Ltd., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are the joint bookrunners for the transaction and Mitsubishi UFJ Securities (USA), Inc. and Standard Chartered Bank are the co-managers.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PGF and Petrobras have filed a registration statement, including a prospectus with the U.S. Securities and Exchange Comission (SEC). Before you invest, you should read the prospectus in that registration statement and other documents Petrobras and PGF have filed with the SEC for more complete information about the companies and the offering. You may access the documents by visiting EDGAR on the SEC Web site at http://www.sec.gov/. Alternatively, a copy of the prospectus and prospectus supplement may be obtained by contacting BB Securities Ltd. collect at 44-20-7367-5800, Citigroup Global Markets Inc. collect at 800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, Itau BBA USA Securities, Inc. toll free in the United States at 1-888-770-4828, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Morgan Stanley & Co. toll free at 1-866-718-1649.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.